[Reference Translation]

May 11, 2022

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION

Name and Title of Representative:

            Akio Toyoda, President

            (Code Number: 7203

            Prime of Tokyo Stock Exchange and

            Premier of Nagoya Stock Exchange)

Name and Title of Contact Person:

            Masayoshi Hachisuka, General Manager,

            Capital Strategy & Affiliated Companies Finance Div.

            (Telephone Number: 0565-28-2121)

Notice Concerning Distribution of Dividends from Surplus

At a meeting held on May 11, 2022, the Board of Directors of Toyota Motor Corporation (“TMC”) resolved to distribute dividends from surplus, with a record date of March 31, 2022. In relation to the above, we hereby inform you of the following:

1.	Details of dividends

	Determined year-end dividend for FY 2022	Most recent dividend forecast	Year-end dividend paid for FY 2021
Record date	March 31, 2022	March 31, 2022	March 31, 2021
Dividend per share	28.00 yen	—	27.00 yen
Total amount of dividends	385,792 million yen	—	377,453 million yen
Effective date	May 27, 2022	—	May 28, 2021
Source of dividends	Retained earnings	—	Retained earnings

(Note)

TMC split each share of its common stock into five shares on October 1,2021. The results for FY 2021 are calculated based on the assumption that the stock split was implemented at the beginning of FY 2021.

[Reference] Details of dividends per common share through the fiscal year

Record date	Dividends for FY 2022 (ended March 31,2022)	Dividends for FY 2021 (ended March 31,2021)
End of interim period	24.00 yen	21.00 yen
End of fiscal period	28.00 yen	27.00 yen
Total	52.00 yen	48.00 yen

(Note)

TMC split each share of its common stock into five shares on October 1,2021. The results for FY 2021 are calculated based on the assumption that the stock split was implemented at the beginning of FY 2021.

2.	Reason for the dividend amount

TMC deems the benefit of its shareholders as one of its priority management policies, and it will continue to work to improve its corporate culture to realize sustainable growth in order to enhance its corporate value.

TMC will strive for the stable and continuous payment of dividends, seeking to maintain and improve upon the consolidated payout ratio of 30% to its shareholders.

With a view to surviving tough competition and transitioning to a mobility company, TMC will utilize its internal funds mainly for its investment in growth for the next generation such as environmental technologies to achieve a carbon neutral society and safety technologies for the safety and security of its customers, and also for the stakeholders such as employees, business partners and local communities etc.

-End-